02048976

1934 Act Registration No. 1-14700

PE
7/17/02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2002

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant's Name into English)

No.121 Park Avenue III
Science-Based Industrial Park
Hsin-chu, Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __V__ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __V__

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ______.)

Taiwan Semiconductor Manufacturing Company Limited
Payment Day of Stock Dividend for NYSE-listed ADSs

Hsinchu, Taiwan, July 15-Taiwan Semiconductor Manufacturing Company Ltd. ("TSMC" or the "Company") (TAIEX：2330, NYSE：TSM) announced details in respect to the payment date of its previously-announced 10% stock dividend that related to its NYSE-listed American Depositary Shares ("ADSs") to be July 24, 2002.

The record date for ADSs entitled to participate in this stock dividend is June 21, 2002. The ADS ex-dividend date is June 19, 2002. The distribution date with respect to the upcoming stock dividend is expected to be July 24, 2002 for the ADSs (and July 17 for the common shares) respectively. Holders of ADSs are encouraged to check with their securities brokers for the receipt of the stock dividend in their own accounts.

Any questions regarding this stock dividend issue may be directed to,

TSMC
Investor Relations
Tel：886-3-567-2664
EMail：Invest@tsmc.com.tw

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date:July 15, 2002

By ______________________

Harvey Chang

Senior Vice President & Chief Financial Officer